EXHIBIT 99.1

Tekmira Secures $3 Million Financing

Financial Guidance Updated: Cash Runway Further Extended Into 2013

VANCOUVER, British Columbia, Dec. 21, 2011 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced it has secured a US$3.0 million term loan from Silicon Valley Bank ("SVB"). The Company plans to use funds from any draw down of the loan to support continued development of its product pipeline and for general corporate purposes.

"We are pleased that our financial performance and growth opportunities provide us with the ability to secure additional financial resources with attractive terms. This new credit facility provides additional financial strength and flexibility, providing us with a cash runway that extends into 2013. This further supports our ability to execute on our core business strategy of continuing to invest in our leading LNP technology," said Dr. Mark J. Murray, Tekmira's President and CEO.

"We are pleased to support Tekmira in its ongoing development of delivery technology in the RNAi field and its RNAi product pipeline. SVB works with thousands of companies across the innovation sector in North America – and worldwide – and we look forward to providing the financial services Tekmira needs to continue to grow," said Minh Le, Deal Team Leader of Silicon Valley Bank in the Pacific Northwest.

As of September 30, 2011, prior to this financing, Tekmira reported cash and cash equivalents of approximately $9.2 million. The US$3.0 million loan from SVB may be drawn down at the discretion of the Company at any time prior to September 30, 2012. The loan matures on June 30, 2015 and carries a fixed interest rate of 8% annually. If Tekmira chooses to draw down on the loan, principal and interest payments will be made monthly starting on October 1, 2012. Tekmira has provided SVB with 54,545 warrants at a price of $1.65 and will provide additional warrants equal to 2% of any draw down on the loan. Tekmira has not yet drawn down on the loan. The loan will be secured by the assets of the Company and does not include any financial covenants.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

About Silicon Valley Bank

Silicon Valley Bank is the premier bank for technology, life science, cleantech, venture capital, private equity and premium wine businesses. SVB provides industry knowledge and connections, financing, treasury management, corporate investment and international banking services to its clients worldwide through 26 U.S. offices and seven international operations. (Nasdaq:SIVB) http://www.svb.com.

Silicon Valley Bank is the California bank subsidiary and the commercial banking operation of SVB Financial Group. Banking services are provided by Silicon Valley Bank, a member of the FDIC and the Federal Reserve System. SVB Financial Group is also a member of the Federal Reserve System.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the plans to use funds from the draw down of the loan with SVB; the length of the Tekmira's cash runway as a result of the loan with SVB; and Tekmira's strategy, future operations, prospects and the plans of management.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: Tekmira's use and availability of the loan with SVB; Tekmira's financial position and execution of Tekmira's business strategy; and LNP's status as a leading RNAi delivery technology. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira may not use the funds from any draw down of the loan with SVB as indicated; funds may not be available for draw down under the loan with SVB; Tekmira may default under the terms of the loan with SVB; Tekmira's cash runway may not extend as far as anticipated, and may be materially shorter than expected; changing market conditions may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; and future operating results are uncertain and likely to fluctuate; Tekmira's current funds on hand plus expected revenue may not extend its cash runway to the period currently estimated, or beyond the near term needs of Tekmira; or Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca